ATCO
GROUP

Corporate Office

09045654

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

March 4, 2009

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 3, 2009 for symbol CU
- Corporation's Form 1, filed March 3, 2009 for symbol CU.X
- Corporation's Form 1, filed March 3, 2009 for symbol CU.PR.A
- Corporation's Form 1, filed March 3, 2009 for symbol CU.PR.B

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dlw 3/26

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	02/01/2009 - 02/28/2009

Summary

Issued & Outstanding Opening Balance :	83,535,494	As at :	02/01/2009

Effect on Issued & Outstanding Securities

Stock Option Plan	52,000
Other Issuances and Cancellations	227,900
Issued & Outstanding Closing Balance :	83,815,394

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,233,550**	As at :	02/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/28/2009	N		52,000		

Filer's comment

TSX Reserved = 4,154,250 TSX Available = 2,972,700

Totals		0	52,000	0	0

Stock Options Outstanding Closing Balance:	**1,181,550**	As at :	02/28/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2009	Conversion (General)	227,900
Totals		227,900

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	03/03/2009
Last Updated:	03/03/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	02/01/2009 - 02/28/2009

Summary

Issued & Outstanding Opening Balance :	41,979,326	As at :	02/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-227,900		
Issued & Outstanding Closing Balance :	41,751,426		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/28/2009	Conversion (General)	-227,900
Totals		-227,900

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	03/03/2009
Last Updated:	03/03/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	02/01/2009 - 02/28/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2009

	Effect on Issued & Outstanding Securities
Other Issuances and Cancellations	0
Issued & Outstanding Closing Balance :	6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	03/03/2009
Last Updated:	03/03/2009

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	02/01/2009 - 02/28/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	02/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leigh-Anne Norris
Phone:	(403) 292-7579
Email:	Leigh-Anne.Norris@atco.com
Submission Date:	03/03/2009
Last Updated:	03/03/2009